UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page
1.1	KongZhong Corporation Reports Unaudited Third Quarter 2012 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: November 15, 2012

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

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KongZhong Corporation Reports Unaudited Third Quarter 2012 Financial Results

Beijing, China, November 15, 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the third quarter of 2012.

Third Quarter 2012 Financial Highlights:

●    Revenues – Total revenues for the third quarter of 2012 were US$ 49.91 mn compared to guidance of US$ 50 mn to US$ 51 mn.

●    Gross profit – Total gross profit was US$ 19.07 mn in 3Q12 compared to guidance of US$ 21.5 mn to US$ 22.5 mn. However, 3Q12 cost of sales included US$ 1.36 mn in non-cash amortization expenses related to warrants issued to Wargaming.net for World of Tanks and other Wargaming games in perpetuity in May 2012.

●    Net income – Net income in 3Q12 was US$ 6.22 mn, compared to US$ 17.26 mn net loss in the same period last year but a 21.2% decrease compared to net income of US$ 7.89 mn in 2Q12. Basic net income per American Depositary Shares ("ADS") was US$ 0.15.

●    Non-GAAP net income – Non-GAAP net income was US$ 9.42 mn, while Non-GAAP diluted net income per ADS was US$ 0.21 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”) compared to Non-GAAP net income of US$ 4.72 mn in the same period last year and guidance of US$ 10.0 mn to US$ 11.0 mn.

●    Share Buyback Approved by Board – The Board of Directors has authorized the Company to repurchase up to US$ 20 million worth of the Company’s American Depositary Shares (ADSs). The share repurchase plan calls for the ADSs to be acquired in the open market from time to time depending upon market conditions, the market price of Company’s ADSs and the management’s assessment of the Company’s liquidity and cash flow needs. The repurchase plan is intended to increase shareholder value and reduce the dilutive effect of the Company’s equity incentive plans.

●    Cash and cash equivalents – As of September 30, 2012, the Company had US$ 180.91 mn in cash and cash equivalents, held-to-maturity securities, trading securities and restricted cash or US$ 4.37 per ADS in cash and cash equivalents, held-to-maturity securities, trading securities and restricted cash.

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The Company’s Chairman and Chief Executive Officer, Leilei Wang said, “KONG is poised to become a disruptive force in the China online game market as we believe we have partnered with the next-generation leaders of the global online game movement which combines overseas console quality gameplay with free-to-play business models. Our focus over the next year will be work closely with our online game partners to optimize their games for the China market and commercially launch these games, all of which are highly anticipated by Chinese gamers.”

Business Highlights:

●	World of Tanks (“WoT”) continued to be the primary contributor to the Company’s 3Q12 results. During 3Q/4Q, we introduced new content including new French tank types, English tank tree and new gameplay modes. In addition, as part of our strategic alliance with Wargaming initiated by our May 2012 announcement, we have been working closely with Wargaming to develop a China tank tree which we expect to introduce to the China market sometime late 4Q12 or early 1Q13.
●	World of Warplanes: Part of the trinity of Wargaming’s War Saga series, World of Warplanes (World of Warplanes is an action MMO game dedicated to the golden era of military aviation) will begin closed beta testing in mainland China sometime late 4Q12 or 1Q13.
●	WoT Generals: During 3Q12, we also obtained the exclusive rights to bring Wargaming.net’s WoT Generals game to the China market. WoT Generals is a free-to-play collectible card online game focused on World War II gameplay and is a cross-platform, browser-based game.
●	HAWKEN: On August 2nd 2012, KONG announced that it has entered into a definitive agreement with Meteor Entertainment, Inc. to bring its game Hawken to the mainland China online game market. HAWKEN is a free-to-play, online, multiplayer, mech-based first-person shooter that puts you in the pilot seat of a giant robotic war machine. In addition, during 4Q12, the Company also participated in the Meteor’s recently announced Series B financing.
●	Guild Wars 2: On August 29th 2012, KONG announced that it has entered into a definitive agreement with ArenaNet, Inc, developer of the renowned Guild Wars franchise, to bring Guild Wars 2 to the mainland China online game market as its exclusive mainland China partner. Guild Wars 2 is a visually stunning game that is poised to revolutionize the MMO genre by providing players the epic grandeur of a massive roleplaying environment as well as innovative combat mechanics, dynamic events, and personal storytelling. The Company has begun to build out a new team which will be dedicated to support the localization and operation of Guild Wars 2 in mainland China.
●	Offensive Combat: We continue to jointly undertake localization work for Offensive Combat for the China market, the world’s first browser-based, free-to-play, first person social shooter game. Offensive Combat is currently in Open Beta in the North America market.
●	Dragon’s Inn (lm.kongzhong.com): We expect to release Dragon’s Inn to small-scale open beta testing sometime in late 4Q12 or early 1Q13. Dragon’s Inn is a 3D side-scrolling action fighting game.
●	Smartphone mobile games: In addition to leveraging our existing feature phone mobile game development resources, the Company has also begun to pivot Internet game development resources from game developments teams like Kung Fu Hero to smartphone MMORPG type games. This pivot is expected to take 1 or 2 financial quarters and based on our current development roadmap, we expect to have 20 new smartphone game titles released in 2013.

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Financial Results:

	For the Three Months Ended September 30, 2011 (US$ in thousands)	For the Three Months Ended June 30, 2012 (US$ in thousands)	For the Three Months Ended September 30, 2012 (US$ in thousands)
Revenues	$38,978	$49,997	$49,911
WVAS	20,164	20,936	23,095
Mobile Games	10,003	6,201	5,260
Internet Games	8,811	22,860	21,556

Sales Tax	$941	$1,539	$1,461
WVAS	367	303	294
Mobile Games	154	66	38
Internet Games	420	1,170	1,129

Cost of Revenue	$24,024	$26,822	$29,377
WVAS	13,665	13,852	15,819
Mobile Games	6,229	3,372	2,692
Internet Games	4,130	9,598	10,866

Gross Profit	$14,013	$21,636	$19,073
WVAS	6,132	6,781	6,982
Mobile Games	3,620	2,763	2,530
Internet Games	4,261	12,092	9,561

Gross Profit ratio	36%	43%	38%
WVAS	30%	32%	30%
Mobile Games	36%	45%	48%
Internet Games	48%	53%	44%

Revenues

WVAS Revenues

WVAS revenues in 3Q12 were US$ 23.10 mn, a 10.3% increase from 2Q12. 3Q12 WVAS revenues saw a sequential uptick in lower margin 2G services and while WVAS revenues were relatively stable compared to prior periods the WVAS operating environment remains difficult.

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WVAS made up 46.3% of total revenues in 3Q12.

Mobile Games Revenues

Total mobile game revenues in 3Q12 were US$ 5.26 mn, a 15.2% decrease from 2Q12.

Feature phone mobile games revenues in 3Q12 were US$ 3.48 mn , compared to US$ 4.86 mn in 2Q12 or a 28.4% QoQ decrease. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games. We see these difficulties continuing in 4Q12 for our legacy feature-phone mobile game business.

Smartphone mobile game revenues in 3Q12 were US$ 1.78 mn, a 33.1% increase from 2Q12, representing 33.8% of total mobile game revenues. Up to the end 3Q12, our smartphone mobile games have been downloaded over 25.0 mn times cumulatively and during the 3Q12 period, we averaged over 1.5 mn monthly active users to our smartphone games.

Mobile game revenues made up 10.5% of total revenues in 3Q12.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 21.56 mn in 3Q12, a 144.6% increase from the same period last year. Revenues from World of Tanks (“WoT”) continued to grow in 3Q compared to 2Q, while revenues from self-developed games and overseas game revenues declined significantly as the Company has re-focused our efforts on domestic game development towards more differentiated Internet game genres and smartphone games.

Domestic Net game revenues were US$ 20.32 mn, a 161.3% increase from the same period last year, but a 2.8% decrease from 2Q12. The sequential decrease in domestic revenues was mainly due to the revenue decrease of several self-developed games, including Kung Fu Hero. Overseas Net game revenues were US$ 1.24 mn, a 36.7% decrease from 2Q12. Total overseas revenues as a percentage of total Net game revenues in 3Q12 were 5.7% compared to 8.5% in 2Q12.

For the 3Q12 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 286k and aggregated paying accounts (“APAs”) of 781k with quarterly average revenue per user (“ARPU”) of RMB165. ACUs in 3Q12 were up 82% from the same period last year. However, the sequential decline in ACUs and APAs was driven by the decline of the user base of Kung Fu Hero and our other self-developed games, while WoT users remained stable compared to 2Q.

7

	For the Three Months Ended September 30, 2011		For the Three Months Ended June 30, 2012		For the Three Months Ended September 30, 2012
ACU	157	k	302	k	286	k
APA	450	k	821	k	781	k
ARPU(RMB/Q)	111		161		165

Net game revenues made up 43.2% of total revenues in 3Q12.

Gross Profit

Total gross profit was US$ 19.07 mn in 3Q12. Total gross margin was 38.2% in 3Q12.

WVAS Gross Profit

WVAS gross profit in 3Q12 was US$ 6.98 mn, a 3.0% increase from 2Q12. 3Q12 WVAS gross margin was 30.2% compared to 32.4% in 2Q12.

Mobile Game Gross Profit

Mobile games gross profit in 3Q12 was US$ 2.53 mn, an 8.4% decrease from 2Q12 as policies from our mobile operator partners in our mobile game monthly subscription business continued to lead to a higher churn, offset by sequential growth in gross profits from smartphone games. 3Q12 mobile games gross margin improved overall to 48.1% from 44.6% in 2Q12.

Internet Game Gross Profit

Internet game gross profit in 3Q12 was US$ 9.56 mn. The decrease was mainly due to the increase of acquired intangible assets amortization in 3Q12 of US$ 1.36 mn associated with warrants issued to Wargaming.net for World of Tanks and other Wargaming games in perpetuity in May 2012. In addition, gross profits were negatively impacted by the decline in gross profits of Kung Fu Hero’s and other self-developed games domestic and overseas revenues. Internet game gross margin was 44.4%.

Operating Expenses

	For the Three Months Ended September 30, 2011 (US$ in thousands)	For the Three Months Ended June 30, 2012 (US$ in thousands)	For the Three Months Ended September 30, 2012 (US$ in thousands)
Product development	$3,960	$4,424	$4,554
Sales and marketing	5,074	7,147	5,802
General and administrative	2,943	2,715	2,872
Impairment loss on intangible assets	4	-	-
Impairment loss on goodwill	20,255	-	-
Total operating expenses	$32,236	$14,286	$13,228

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Total operating expenses in 3Q12 were US$ 13.23 mn compared to US$ 14.29 mn in 2Q12.

Product development expenses in 3Q12 were US$ 4.55 mn compared to US$4.42 mn in 2Q12.

Sales and marketing expenses in 3Q12 were US$ 5.80 mn compared to US$ 7.15 mn in 2Q12 as 2Q12 marketing expenses include costs for the open beta test of Kung Fu Hero. Going forward, we plan to deemphasize headline marketing activities for Kung Fu Hero but continue marketing activities around WoT in preparation of future 4Q12 and 2013 content updates.

General and administrative (“G&A”) expenses in 3Q12 were US$ 2.87 mn compared to US$ 2.72 mn in 2Q12.

The Company’s total headcount increased in 3Q12 at 1035 compared to 985 at the end of 2Q12. The increase in headcount is associated with our recruitment of new talent for our 2013 game pipeline.

Operating Income

Operating income for 3Q12 was US$ 5.84 mn compared to a US$ 18.22 mn operating loss in the same period last year and operating income of US$ 7.51 mn in 2Q12. 3Q12 operating margin was 11.7% compared to 15.0% in 2Q.

Earnings

Net income and Non-GAAP net income in 3Q12 were US$ 6.22 mn and US$ 9.42 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.14 and US$ 0.21 in 3Q12, respectively.

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Total ADS on a diluted basis outstanding during 3Q12 were 43.95 mn, compared to 43.87 mn outstanding during 2Q12.

For the purpose of earnings per share calculation	Number during three months ended June 30, 2012	Number during three months ended September 30, 2012
ADS (in mns)	42.17	41.41
Add: Dilution impact from options and nonvested shares	0.82	0.89
Warrants issued to business partners	0.88	1.65
ADS on diluted basis	43.87	43.95

Balance Sheet

As of September 30, 2012, the Company had US$ 180.91 mn in cash and cash equivalents, held-to-maturity securities, trading securities and restricted cash or US$ 4.37 per basic ADS in cash and cash equivalents, held-to-maturity securities, trading securities and restricted cash.

As of September 30, 2012, the intangible assets of the Company increased by US$ 64 mn compared from 2Q12 to a total of US$ 76.3 mn. This increase was due to the Company’s newly signed Internet Game license agreements, which includes license fees and minimum revenue share commitments over the next 5 years, for Guild Wars 2, World of Tanks, World of Warplanes, World of Warships, WoT Generals, Hawken, Dragon's Inn and Offensive Combat. The combined total license fee, annual minimum payment guarantees and additional payment in the form of warrants were all recorded as intangible assets on the contract date.

In September 2012 as part of our license agreement with ArenaNet, for the exclusive rights for Guild Wars 2 in mainland China, the Company issued a Standby Letter of Credit (L/C) to ArenaNet. The purpose of the L/C is to backstop our future minimum revenue share and license fee commitments for Guild Wars 2 over the next 4 to 5 years. The Company pledged RMB 225 mn (equivalent to roughly US$ 35 mn at the time of pledge) for 5 years at the Company’s bank account as part of this L/C. The pledged deposit was recorded as restricted cash in balance sheet.

September 2011 Stock Repurchase Program: Completed

The Company began to repurchase its ADSs in the open market on September 30, 2011. As of July 31, 2012, 2.35mn ADSs, representing 94.14 mn ordinary shares of the Company, were repurchased at an average price of US$ 6.37 per ADS for a total repurchase amount of US$ 15 mn.

November 2012 Stock Repurchase Program: Approved

The Board of Directors has authorized the Company to repurchase up to another US$ 20 million worth of the Company’s American Depositary Shares (ADSs). The share repurchase plan calls for the ADSs to be acquired in the open market from time to time depending upon market conditions, the market price of Company’s ADSs and the management’s assessment of the Company’s liquidity and cash flow needs. The repurchase plan is intended to increase shareholder value and reduce the dilutive effect of the Company’s equity incentive plans.

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Business Outlook (For the 3-month period ending December 31, 2012):

The Company expects total revenues for 4Q12 to be within the range of US$ 43 mn to US$ 44 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 16.5 mn, mobile game revenues of US$ 5 mn and Net Game revenues of US$ 22 mn.

The Company expects total gross profit to be within the range of US$17 mn to US$ 18 mn, total operating profit to be US$ 3mn to US$ 4 mn, net profit to be US$ 3 mn to US$ 4 mn, and Non-GAAP net profit is expected to be US$ 6 mn to US$ 7 mn.

Our outlook for 4Q12 Non-GAAP net profit, includes an additional US$ 1.0 mn in quarterly operating expenses associated with the headcount and infrastructure for our newly licensed games, including Guild Wars 2, World of Warplanes, Offensive Combat and Hawken. 4Q12 non-GAAP net profit outlook also includes another roughly US$ 150k in expenses associated with Imputed interest on long-term payables. Combined, our 4Q12 non-GAAP net profit outlook assumes roughly US$ 1.15 mn in additional expenses associated with the early buildout of our newly licensed games.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 15, 2012 (7:30 pm Eastern time and 4:30 pm Pacific time on November 14, 2012). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended September 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended September 30, 2012

Revenues	$38,978	$49,997	$49,911
Sales tax	941	1,539	1,461
Cost of revenues	24,024	26,822	29,377
Gross profit	14,013	21,636	19,073
Operating expenses
Product development	3,960	4,424	4,554
Sales and marketing	5,074	7,147	5,802
General and administrative	2,943	2,715	2,872
Impairment loss on intangible assets	4	-	-
Impairment loss on goodwill	20,255	-	-
Total operating expenses	32,236	14,286	13,228
Government subsidy	-	159	-
Operating income (loss)	(18,223)	7,509	5,845
Interest income	987	1,524	1,255
Interest expense on convertible senior note	88	-	-
Imputed interest on long-term payables	-	-	50

Investment income	469	18	66
Income (loss) before tax expense	(16,855)	9,051	7,116
Income tax expense	402	1,159	896
Net income (loss)	$(17,257)	$7,892	$6,220

Basic earnings (loss) per ADS	$(0.42)	$0.19	$0.15
Diluted earnings (loss) per ADS	$(0.42)	$0.18	$0.14
Weighted average ADS outstanding (million)	41.18	42.17	41.41
Weighted average ADS used in diluted EPS calculation (million)	41.18	43.87	43.95

Net income (loss)	$(17,257)	$7,892	$6,220
Other comprehensive income (loss)	4,404	(602)	(1,371)
Total comprehensive income (loss)	$(12,853)	$7,290	$4,849

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2012
Cash Flows From Operating Activities
Net income (loss)	$(13,323)	$20,970
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Depreciation and amortization	3,348	5,289
Loss on disposal of property and equipment	(4)	(6)
Provision of bad debt	222	-
Change in fair value of contingent consideration for business acquisition	3,730	-
Intangible assets impairment loss	4	-
Goodwill impairment loss	20,255	-
Share-based compensation	3,406	3,443
Amortization of the debt discount	242	36
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-
Changes in operating assets and liabilities	7,935	9,844
Net Cash Provided by Operating Activities	27,382	39,576

Cash Flows From Investing Activities
Acquisition of business and intangible assets	-	(11,747)
Purchase of property and equipment	(1,783)	(843)
Loans to third party	(21,228)	22,190
Held-to-maturity securities	-	(30,309)
Long-term investment	-	(2,000)
Restricted cash	-	(35,510)
Proceeds from disposal of property and equipment	4	6
Net Cash Used in Investing Activities	(23,007)	(58,213)

Cash Flows From Financing Activities
Proceeds from exercise of share options	227	215
Deferred payments for acquisition of subsidiaries	(14,578)	-
Stock repurchase	-	(12,518)
Prepayment for convertible senior note	(9,310)	-
Net Cash Used in Financing Activities	(23,661)	(12,303)

Effect of foreign exchange rate changes	5,228	(301)

Net decrease in Cash and Cash Equivalents	(14,058)	(31,241)
Cash and Cash Equivalents, Beginning of Period	157,171	129,512
Cash and Cash Equivalents, End of Period	143,113	98,271

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of September 30, 2011	As of June 30, 2012	As of September 30, 2012

Cash and cash equivalents	$143,113	$100,034	$98,271
Held-to-maturity securities	-	72,991	47,153
Trading securities	627	1	6
Loans to third party	21,986	-	-
Accounts receivable (net)	24,172	24,389	24,454
Other current assets	3,940	4,669	4,454
Total current assets	193,838	202,084	174,338

Rental deposits	503	495	698
Intangible assets (net)	2,858	12,728	76,340
Property and equipment (net)	4,001	3,341	2,989
Long-term investments	-	2,000	2,000
Goodwill	71,798	87,028	86,805
Restricted cash	-	-	35,483
Total assets	$272,998	$307,676	$378,653

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $15,409, $14,124 and $54,039 as of September 30, 2011, June 30, 2012 and September 30,2012, respectively)	$15,582	$14,161	$54,076
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,129 , $3,625 and $4,065 as of September 30 2011, June 30,2012 and September 30, 2012, respectively)	3,520	4,071	4,387
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $8,704, $9,514 and $10,966 as of September 30, 2011, June 30,2012 and September 30, 2012, respectively)	13,378	26,092	28,998
Total current liabilities	32,480	44,324	87,461

Convertible senior note	1,185	-	-
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $281, $43 and $27 as of September 30, 2011, June 30,2012 and September 30, 2012, respectively)	281	43	27
Other long-term liabilities	-	-	18,510
Total liabilities	$33,946	$44,367	$105,998

Shareholders’ equity	$239,052	$263,309	$272,655
Total liabilities and shareholders’ equity	$272,998	$307,676	$378,653

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, imputed interest on long-term payables, impairment loss on intangible assets and goodwill, as well as is adjusted for the dilution impact on ADS numbers of the options, nonvested shares and convertible note.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2011 (US$ in thousands, except per share and share data)	For the Three Months Ended June 30, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended September 30, 2012 (US$ in thousands, except per share and share data)
GAAP net income	$(17,257)	$7,892	$6,220
Share-based compensation	1,097	1,150	1,143
Interest expense on convertible note	88	-	-
Imputed interest on long-term payables	-	-	50
Amortization of intangibles	532	1,059	2,010
Impairment loss on intangible assets	4	-	-
Impairment loss on goodwill	20,255	-	-
Non-GAAP net income	$4,719	$10,101	$9,423

Weighted average ADS used in diluted	41.18	43.87	43.95
Non-GAAP diluted net income per ADS	$0.11	$0.23	$0.21

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About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is the also the exclusive China partner for Guild War 2 from ArenaNet, Offensive Combat from U4iA Games and Hawken from Meteor Entertainment.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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